Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Enstar Group Limited

We consent to the incorporation by reference in this registration statement on Form S-3 of our reports dated March 3, 2014, with respect to the consolidated balance sheets of Enstar Group Limited and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of earnings, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2013, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 10-K of Enstar Group Limited and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG Audit Limited

Hamilton, Bermuda

September 12, 2014